FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2003
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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FOR IMMEDIATE RELEASE

Contact: Beth Mittelman Director of Investor Relations (781) 902-8033 ir@iona.com	Jonathan Daly Corporate Communications (781) 902-8139 jonathan.daly@iona.com

IONA ANNOUNCES FIRST QUARTER RESULTS

Dublin, Ireland — April 16, 2003- IONA®, the leading provider of Rapid Integration™ software (NASDAQ: IONA), today announced first quarter revenues of $17.0 million and a net loss per share of ($0.36) as calculated in accordance with U.S. generally accepted accounting principles (GAAP).

The pro forma net loss per share for the first quarter was ($0.35). Pro forma net loss per share excludes amortization of other non-current assets and stock-based compensation expense, representing $0.01 per share.

“In Q1 the combined effects of the current macroeconomic climate and geopolitical uncertainties led our customers to delay or reduce their IT spending. This was especially true of organizations in the U.S. telecommunications sector,” said Barry Morris, IONA’s Chief Executive Officer. “At the same time, we are receiving positive reactions to our new Web services integration products, which confirm that we are well positioned to solve integration problems in particular areas where we have unique strengths.”

“We are operating in a tough economic environment,” said Dan Demmer, IONA’s Chief Financial Officer. “But we are taking the actions required to return IONA to profitability as quickly as possible, while maintaining our long-term growth potential.”

Looking Forward

The company expects revenue in the range of $17.0 — $19.0 million in the second quarter of 2003 and a net loss per share in the range of ($0.59) — ($0.72), as calculated in accordance with U.S. GAAP. The company expects a second quarter pro forma net loss per share in the range of ($0.25) — ($0.29), which, as compared to net loss per share on a U.S. GAAP basis, excludes operating expense consisting of amortization of non-current assets and stock-based compensation of $0.2 million and restructuring in the range of $11.0 — $14.0 million, or $0.34 — $0.43 per share.

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s first quarter results. Investors and other interested parties may dial into the call using the toll free number

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(888) 428-4472 in the United States or (612) 332-0107 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling (800) 475-6701 in the U.S. or (320) 365-3844 outside the U.S., with passcode 681547 until April 23, 2003.

About IONA

IONA is the leading provider of Rapid Integration software with more than 4,500 customers worldwide. IONA’s award-winning Rapid Integration software products are built on: service-oriented architectures that increase reuse of software assets to deliver lasting results, standards-based software that enables vendor independence, and incremental deployment capabilities that lower the customer’s risk.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s Rapid Integration software products; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, Rapid Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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IONA Technologies
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31, 2003	March 31, 2002
	(Unaudited)	(Unaudited)

Revenue:
Product revenue	$6,857	$25,567
Service revenue	10,150	13,955

Total revenue	17,007	39,522
Cost of revenue:
Cost of product revenue	144	456
Cost of service revenue	4,131	7,587

Total cost of revenue	4,275	8,043
Gross profit	12,732	31,479
Operating expense:
Research and development	7,946	10,514
Sales and marketing	13,342	20,703
General and administrative	3,091	3,562
Amortization of other non-current assets	279	3,268

Total operating expenses	24,658	38,047
Loss from operations	(11,926)	(6,568)
Interest income, net	144	199
Net exchange gain (loss)	91	(255)

Loss before provision for income taxes	(11,691)	(6,624)
Provision for income taxes	200	0

Net loss	($11,891)	($6,624)

Net loss per Ordinary Share and per ADS Basic	($0.36)	($0.23)
Diluted	($0.36)	($0.23)
Pro forma basic	($0.35)	($0.08)
Pro forma diluted	($0.35)	($0.08)

Shares used in computing net loss per ordinary share and per ADS (in thousands) Basic	32,975	29,399
Diluted	32,975	29,399
Pro forma basic	32,975	29,399
Pro forma diluted	32,975	29,399

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IONA Technologies
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Loss
(U.S. dollars in thousands, except per share data)

		Three Months Ended			Three Months Ended
		March 31, 2003			March 31, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$17,007	0	$17,007	$39,522	0	$39,522
Cost of revenue	4,275	0	4,275	8,043	(107)	7,936
Gross profit	12,732	0	12,732	31,479	107	31,586
Research and development	7,946	(94)	7,852	10,514	(289)	10,225
Sales and marketing	13,342	0	13,342	20,703	(51)	20,652
General and administrative	3,091	0	3,091	3,562	(8)	3,554
Amortization of other non-current assets	279	(279)	0	3,268	(3,268)	0

Total operating expenses	24,658	(373)	24,285	38,047	(3,616)	34,431
Loss from operations	(11,926)	373	(11,553)	(6,568)	3,723	(2,845)
Loss before provision for income taxes	(11,691)	373	(11,318)	(6,624)	3,723	(2,901)
Provision for (benefit of) income taxes	200	0	200	0	(478)	(478)
Net loss	($11,891)	373	($11,518)	($6,624)	4,201	($2,423)
Net loss per ordinary share and per ADS Basic	($0.36)	$0.01	($0.35)	($0.23)	$0.15	($0.08)
Diluted	($0.36)	$0.01	($0.35)	($0.23)	$0.15	($0.08)
Shares used in computing net loss per ordinary share and per ADS (in thousands) Basic	32,975		32,975	29,399		29,399
Diluted	32,975		32,975	29,399		29,399

(1)	Adjusted to exclude: amortization of other non-current assets of $279,000 and stock-based compensation of $94,000 for the three months ended March 31, 2003.

(2)	Adjusted to exclude: amortization of other non-current assets of $3,268,000, stock-based compensation of $455,000 and the associated tax effect of $478,000 for the three months ended March 31, 2002.

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IONA Technologies
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2003	2002 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,731	$22,287
Restricted cash	973	1,223
Marketable securities	58,169	58,140
Accounts receivable, net of allowance for doubtful accounts of $1,124 at March 31, 2003 and $1,132 at December 31, 2002	17,208	29,733
Prepaid expenses and other assets	4,677	4,537

Total current assets	96,758	115,920
Property and equipment, net	12,086	12,987
Other non-current assets, net	2,500	2,697

Total assets	$111,344	$131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,119	$2,447
Accrued payroll and related expenses	5,167	8,103
Other accrued liabilities	18,064	20,186
Deferred revenue	22,517	25,963

Total current liabilities	47,867	56,699
Shareholders’ equity:
Ordinary Shares, € 0.0025 par value, 150,000,000 shares authorized; 32,975,288 and 32,834,968 shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively	92	91
Additional paid-in capital	491,533	491,165
Accumulated deficit	(427,818)	(415,927)
Deferred stock-based compensation	(330)	(424)

Total shareholders’ equity	63,477	74,905

Total liabilities and shareholders’ equity	$111,344	$131,604

(1)	The December balance sheet information has been derived from the December 31, 2002 audited consolidated financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: April 16, 2003	By:	/s/ Barry S. Morris Barry S. Morris Chief Executive Officer and Director

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